Exhibit 99.2

NWTN Announces Agreement to Acquire Strategic Stake in Evergrande New Energy Auto

DUBAI, UAE, August 14, 2023 -- NWTN Inc. (Nasdaq: NWTN), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world (“NWTN” or the “Company”), today announced that the Company has reached an agreement to make a strategic investment of US$500 million in China Evergrande New Energy Vehicle Group Ltd. (HKSE:0708), a Chinese automobile manufacturer that specializes in developing electric vehicles (“EVGRF”), aiming to accelerate NWTN’s development in the electric vehicle space.

On August 14, 2023, NWTN and EVGRF entered into a share subscription agreement pursuant to which NWTN will acquire approximately 27.50% of the total number of enlarged issued ordinary shares of EVGRF upon closing and the right to nominate a majority of EVGRF’s board. The proposed transaction is expected to close in Q4 2023, subject to customary and other closing conditions, including but not limited to the effectiveness of the debt restructuring of the Evergrande Group, confirmation of a debt repayment plan by certain creditor of EVGRF, and receipt of applicable regulatory and shareholder approvals.

As a pioneering mobility and green energy company based in Dubai, UAE, NWTN has a full vehicle assembly facility in Abu Dhabi. Technologically, NWTN has expanded its capabilities to include photovoltaic power generation, green hydrogen production and energy storage, and has been strategically expanding its business, vying in growing markets in the Middle East, North Africa, China, and other countries across the globe. NWTN’s emphasis on the use of AI technologies, autonomous driving, and personalized passenger experience is key to its market positioning as it empowers the future of mobility.

EVGRF was established in 2019 and has released nine new energy vehicle models, of which the first mass-produced model, Hengchi5, was delivered in October 2022 and was well-received by consumers for its quality and excellence. EVGRF possesses leading technological capabilities in chassis architecture, powertrain, intelligent networking, and other EV areas. EVGRF also has meaningful manufacturing facilities and a global distribution supply chain system.

The Company believes a partnership with EVGRF will enable synergies between the two companies, while facilitating EVGRF’s research and development and mass production of new car models for eventual export overseas. By helping to address EVGRF’s near-term capital needs and partner in expanding its market overseas, the Company believes EVGRF can be instrumental in addressing the EV needs of the Middle East.

Middle Eastern countries are actively promoting low-carbon development and green transformation across many sectors. The UAE government recently approved the updated “UAE National Energy Strategy 2050 Update” proposing to increase the share of clean energy to 30% by 2030. Furthermore, in UAE’s push for new energy transformation, NWTN is involved in the plan to achieve net-zero emissions by 2050 that is giving rise to US$163 billion of investment in renewable energy. According to the Company’s research, the UAE EV market is expected to grow at an annual rate of more than 25% over the next 5 years.

ABOUT NWTN

NWTN is a pioneering green energy company dedicated to providing passenger-focused, premium electric vehicle products and green energy solutions to customers worldwide.

Headquartered in Dubai, United Arab Emirates (UAE), NWTN has a full vehicle assembly facility in Abu Dhabi.

NWTN is committed to the future of mobility solutions that integrate pioneering design, personalized lifestyles, Internet of Everything (IoT), autonomous driving technology and the eco-system of green energy.

In addition to the offering of new energy vehicles, NWTN is exploring opportunities in the entire clean energy value chain, including photovoltaics, green hydrogen power and energy storage in the UAE, the Middle East, North Africa, China, other Asian countries, and Europe.

For further information, please visit: https://www.nwtnmotors.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events (including, without limitation, the anticipated benefits of a strategic investment into EVGRF) that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results (including, without limitation, with respect to the expected benefits from the proposed transaction, the ability of the parties to successfully or timely consummate the proposed transaction, matters discovered by NWTN as it completes its due diligence of EVGRF and the ability of EVGRF to maintain the listing of its ordinary shares on the Hong Kong Stock Exchange) may differ significantly from those set forth or implied in the forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in NWTN’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

For investor enquiries:

Michael Bowen

nwtnir@icrinc.com

For media enquiries:

Edmond Lococo

nwtnpr@icrinc.com

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